Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a description of the common stock of HealthEquity, Inc. (“we,” “our” or the “Company”), the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended. The common stock is listed on The Nasdaq Stock Market LLC.
DESCRIPTION OF COMMON STOCK
The following is a description of the rights of our common stock and related provisions of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (“Bylaws”) and applicable Delaware law. This description is qualified in its entirety by, and should be read in conjunction with, the Certificate of Incorporation, Bylaws and applicable Delaware law.
Authorized Capital Stock
The Company’s authorized capital stock consists of 100,000,000 shares of preferred stock, par value $0.0001 per share, and 900,000,000 shares of common stock.
Common Stock
Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The election of directors requires a majority of the votes cast by the holders of shares of our common stock present in person or by proxy at the meeting and entitled to vote thereon to be approved.
Dividends. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose.
Liquidation Rights. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding shares of preferred stock.
Other Rights. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are fully paid and non-assessable.
Undesignated Preferred Stock
Under the terms of our Certificate of Incorporation, our board of directors has the ability to issue preferred stock with voting or other rights or preferences over the holders of our common stock with respect to dividends, liquidation, dissolution or winding up. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control of the Company. No shares of the Company’s preferred stock are presently outstanding.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
As discussed above, under the terms of our Certificate of Incorporation, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company that might involve a premium price for holders of the Company's common stock or otherwise be in their best interests. Certain other provisions under our

Certificate of Incorporation and Bylaws and Delaware law that could have the effect of delaying, deterring or discouraging a party from acquiring control of us are described below.
Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting
Our Certificate of Incorporation provides that our stockholders (other than holders of preferred stock, if any shares of preferred stock are outstanding and so provided for in an applicable certificate of designation) may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. In addition, our Bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, a majority of our board of directors, or the record holders of shares representing at least 25% of the then outstanding shares of capital stock of the Company.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of the Company.
No Cumulative Voting
Our Certificate of Incorporation and Bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board's decision regarding a takeover.
Delaware Anti-Takeover Statute
The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or
•at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
The provisions of Delaware law and the provisions of our Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

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